                                                Filed Pursuant to Rule 424(b)(5)
                                           Registration Statement No. 333-134553

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 28, 2006

PRELIMINARY PRICING SUPPLEMENT
to Prospectus Supplement dated May 30, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

                                    YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I

      10.00% Yield Enhanced Equity Linked Debt Securities Due March 5, 2007
      Performance Linked to the Common Stock of Analog Devices, Inc. (ADI)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series I, this preliminary pricing supplement and the accompanying prospectus supplement, dated May 30, 2006 (the
"YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the "MTN prospectus supplement") and the accompanying prospectus dated May 30, 2006 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the
MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    INDEX STOCK ISSUER: Analog Devices, Inc. Analog Devices, Inc. is not
     involved in this offering and has no obligation with respect to the notes.

o    INDEX STOCK: The common stock of the index stock issuer.

o    PRINCIPAL AMOUNT: An amount per YEELDS equal to the initial value, and, in
     the aggregate, $             .

o    STATED MATURITY DATE: March 5, 2007, subject to postponement if the valuation date is postponed.

o    AVERAGING PERIOD: The last eight scheduled trading days ending on the valuation date (each an "averaging day"), subject to postponement if a market disruption event occurs, as described under "Postponement of an
     Averaging Day, including Valuation Date, Because of a Market Disruption
     Event" on page PS-2 of this preliminary pricing supplement.

o    VALUATION DATE: February 26, 2007, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under "Postponement of an Averaging Day, including Valuation
     Date, Because of a Market Disruption Event" on page PS-2 of this preliminary pricing supplement.

o    COUPON RATE: 10.00% per annum.

o    COUPON PAYMENT DATES: The 5th day of March, June, September and December,
     commencing on December 5, 2006.

o    COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

o    DETERMINATION PERIOD: Five business days.

o    INITIAL VALUE: The average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings will pay to hedge Lehman
     Brothers Holdings' obligations under the notes.

o    EQUITY CAP PRICE: 110.69% of the initial value.

o    BASE DIVIDEND: $0.16, which is the amount of the quarterly dividend per share of common stock most recently paid by Analog Devices, Inc. prior to the date of the pricing supplement.

o    EFFECTIVE DIVIDEND ADJUSTMENT DATE: The first business day immediately following January 7, 2007 and the valuation date, as applicable.

o    STOCK SETTLEMENT: Unless you have elected to exercise your cash settlement option, on the stated maturity date, Lehman Brothers Holdings will deliver to you, per YEELDS, a number of shares of Analog Devices, Inc. common stock equal to the sum of the daily settlement share numbers for each averaging day during the averaging period, all as described beginning on page PS-3 of this preliminary pricing supplement under "Stock Settlement".

o    CASH SETTLEMENT OPTION: If you elect to exercise your cash settlement option, on the stated maturity date, Lehman Brothers Holdings will pay you in cash, per YEELDS, the lesser of:
     (1) the alternative redemption amount; and
     (2) the equity cap price.
     Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.
     The settlement value will be based upon the arithmetic average of the adjusted closing prices of the index stock on each averaging day during the averaging period, and shall generally be equal to such arithmetic average multiplied by the multiplier, as described beginning on page PS-2 of this preliminary pricing supplement under "Settlement Value Based Upon
     Arithmetic Average of Adjusted Closing Prices". You must provide the trustee with prior written notice no later than the first averaging day if you elect the cash settlement option.

o    DENOMINATIONS: An amount equal to the initial value and integral multiples thereof.

o    LISTING: The YEELDS will not be listed on any exchange.

o    CUSIP NO.:

o    ISIN NO.:

 Investing in the notes involves risks. Risk Factors begin on page PS-2 of this preliminary pricing supplement and page SS-7 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this preliminary pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                Per YEELDS            Total
                                             ---------------    ----------------
Public offering price......................  $                  $
Underwriting discount......................  $                  $
Proceeds to Lehman Brothers Holdings.......  $                  $

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase,
within 13 days of the original issuance, up to an additional      YEELDS on the
same terms and conditions set forth above solely to cover over-allotments, if any.

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about September 5, 2006.

                             ----------------------

                                 LEHMAN BROTHERS
August     , 2006
"YEELDS" is a registered trademark of Lehman Brothers Inc.

                                      PS-1

                             ADDITIONAL RISK FACTOR

IF A MARKET DISRUPTION EVENT OCCURS ON A DAY THAT WOULD OTHERWISE BE AN
AVERAGING DAY, THERE WILL BE A DELAY IN SETTLEMENT OF THE YEELDS.

If a market disruption event occurs on a day that would otherwise be an averaging day, settlement of the YEELDS will be delayed, depending on the circumstances surrounding the market disruption event, for up to 64 trading days following the stated maturity date.

    SETTLEMENT VALUE BASED UPON ARITHMETIC AVERAGE OF ADJUSTED CLOSING PRICES

If the holder of a note has elected to exercise its cash settlement option, the settlement value will be based upon the arithmetic average of the adjusted closing prices of the index stock on each of the last eight scheduled trading days ending on, and including, the valuation date, and shall generally be equal to such arithmetic average multiplied by the multiplier. Adjustments to the closing prices will occur if Analog Devices, Inc. changes the amount of the quarterly cash dividends it pays on its shares of common stock during the term of the YEELDS. See "Description of the Notes-Settlement value" on page SS-14 in the accompanying YEELDS prospectus supplement.

    POSTPONEMENT OF AN AVERAGING DAY, INCLUDING VALUATION DATE, BECAUSE OF A
                            MARKET DISRUPTION EVENT

If a market disruption event occurs on a day that would otherwise be an averaging day, as set forth on the cover page of this pricing supplement, such averaging day will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled averaging day, then (a) that eighth scheduled trading day shall be deemed to be that averaging day and (b) the calculation agent shall determine the adjusted closing price of the index stock for that eighth scheduled trading day, based upon its good faith estimate of the value of the index stock as of the close of trading on the relevant exchange on such day. If any averaging day is postponed, all subsequent averaging days will also be postponed; the next subsequent averaging day will then be the next scheduled trading day on which no market disruption event occurs (subject to the eight scheduled trading day limitation described above). As a consequence, the occurrence of a market disruption event on a day that would otherwise be an averaging day may result in non-consecutive averaging days.

                                      PS-2

                                STOCK SETTLEMENT

Unless the holder elects to exercise its cash settlement option, Lehman Brothers
Holdings will, subject to the next paragraph, deliver on the stated maturity date a number of shares of Analog Devices, Inc. common stock equal to, per
YEELDS, the sum of the daily settlement share numbers for each averaging day during the averaging period, as determined by the calculation agent in its good faith judgment. The daily settlement share number for any averaging day will generally equal:

o    if the product of the adjusted closing price on such averaging day times the multiplier exceeds the equity cap price:

                 equity cap price
      0.125   x  ---------------- ; or
                   closing price

o    if the product of the adjusted closing price on such averaging day times the multiplier is equal to or less than the equity cap price:

                 adjusted closing price
      0.125   x  ----------------------  x  multiplier
                     closing price

If, however, Lehman Brothers Holdings determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date, it will pay in cash the amount payable at maturity.

If the calculation above results in a fractional share, Lehman Brothers Holdings will pay cash to you in an amount equal to that fractional share, calculated on an aggregate basis in respect of the YEELDS you own, multiplied by the market value based upon the arithmetic average of the adjusted closing price of Analog
Devices, Inc. common stock (and any equity securities included in the calculation of the settlement value) on each averaging day during the eight-trading-day averaging period.

Upon the occurrence of certain events, or if Analog Devices, Inc. is involved in certain extraordinary transactions, the number of shares of Analog Devices, Inc.
common stock to be delivered may be adjusted and Lehman Brothers Holdings may deliver, in lieu of or in addition to Analog Devices, Inc. common stock, cash and any other equity securities used in the calculation of the daily settlement share numbers, all as determined by the calculation agent. See "Description of the Notes-Adjustments to multipliers and to securities included in the calculation of the settlement value" on page SS-16 of the accompanying YEELDS prospectus supplement.

Because the daily settlement share numbers will ordinarily be determined over the eight-trading-day averaging period ending on the fifth business day prior to the stated maturity date, the effect to holders will be as if the YEELDS matured over an eight trading day period ending on the fifth business day prior to the stated maturity date. Thus, the aggregate value of the shares of Analog Devices,
Inc. common stock and any other equity securities and cash that you receive at maturity may be more or less than the amount you would have received had Lehman
Brothers Holdings paid the amount payable at maturity in cash. Consequently, it is possible that the aggregate value of the cash and securities that you receive at maturity may be less than the payment that you would have received at maturity in cash if you elected cash settlement. In the absence of any election notice to the trustee, holders of notes will be deemed to have elected stock settlement as described above.

                                      PS-3

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date if you elect to exercise your cash settlement option. In each of these examples it is assumed that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date, (b) Analog Devices,
Inc. does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS, (c) the initial value is $29.40 and (d) the equity cap price is $32.54286.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $25.00:

As a result, because the settlement value of $25.00 is less than $32.54286, on the stated maturity date, you would receive $25.00 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 2.  ASSUMING THE SETTLEMENT VALUE IS $30.00:

As a result, because the settlement value of $30.00 is less than $32.54286, on the stated maturity date, you would receive $30.00 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $35.00:

As a result, because $32.5429 is less than the settlement value of $35.00 on the stated maturity date, you would receive $32.54286 per YEELDS, plus accrued but unpaid coupon payments.

To the extent the actual settlement value, initial value or equity cap price differs from the values assumed above or that Analog Devices, Inc. changes the amount of the quarterly cash dividends it pays during the term of the YEELDS, the results indicated above would be different.

If you do not elect to exercise your cash settlement option, the market price of the shares of Analog Devices, Inc. common stock that you receive per YEELDS on the stated maturity date may be less than the amount that you would have received had Lehman Brothers Holdings paid the amount payable at maturity in cash because the number of shares you receive will ordinarily be calculated based upon the adjusted closing prices of Analog Devices, Inc. common stock during the eight-trading-day averaging period ending on the fifth business day prior to the stated maturity date.

                                      PS-4

                       INDEX STOCK ISSUER AND INDEX STOCK

ANALOG DEVICES, INC.

Lehman Brothers Holdings has obtained the following information regarding Analog
Devices, Inc. from Analog Devices, Inc.'s reports filed with the SEC.

Analog Devices, Inc. is a world leader in the design, manufacture and marketing of high-performance analog, mixed-signal and digital signal processing integrated circuits used in signal processing for industrial, communication, computer and consumer applications. Analog Devices, Inc. focuses on solving the engineering challenges associated with signal processing in electronic equipment. Analog Devices, Inc. produces a wide range of products that are designed to meet the signal processing technology needs of a broad base of customers.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Analog Devices, Inc. are listed on The New York
Stock Exchange under the symbol "ADI".

The following table presents the high and low closing prices for the shares of common stock of Analog Devices, Inc., as reported on The New York Stock Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the business day immediately prior to the date of this preliminary pricing supplement), and the closing price at the end of each quarter in 2003, 2004, 2005 and 2006
(through the business day immediately prior to the date of this preliminary pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value;
accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-5

                                                 HIGH        LOW      PERIOD END
                                                ------     -------    ----------
2003
   First Quarter .............................. 30.87       23.04        27.50
   Second Quarter.............................. 39.50       26.92        34.82
   Third Quarter............................... 42.74       35.25        38.02
   Fourth Quarter.............................. 49.80       39.30        45.65

2004
   First Quarter .............................. 51.39       44.89        48.01
   Second Quarter.............................. 50.73       42.30        47.08
   Third Quarter............................... 44.85       33.57        38.78
   Fourth Quarter.............................. 41.34       36.08        36.92

2005
   First Quarter .............................. 38.05       34.05        36.14
   Second Quarter ............................. 38.64       32.84        37.31
   Third Quarter .............................. 41.32       35.54        37.14
   Fourth Quarter ............................. 39.74       32.48        35.87
2006
   First Quarter............................... 40.91       36.70        38.29
   Second Quarter ............................. 39.23       31.26        32.14
   Third Quarter (through the business day
     immediately prior to the date of this
     preliminary pricing supplement)........... 32.50       26.73        28.63

                                      PS-6

                         HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) you have elected to exercise your cash settlement option, (b) Analog Devices, Inc. does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the YEELDS, (c) the initial value is $29.40 and (d) the equity cap price is $32.54286:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date per YEELDS; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

                      PERCENTAGE CHANGE        TOTAL COUPON                           HYPOTHETICAL TOTAL
                        FROM THE ISSUE       PAYMENTS PAID OR    HYPOTHETICAL TOTAL    ANNUALIZED YIELD     HYPOTHETICAL TOTAL
                         PRICE TO THE         PAYABLE ON OR        AMOUNT PAYABLE        ON THE YEELDS       ANNUALIZED YIELD
   HYPOTHETICAL          HYPOTHETICAL       BEFORE THE STATED       PER YEELDS ON        ON THE STATED         FROM DIRECT
SETTLEMENT VALUE ON  SETTLEMENT VALUE ON      MATURITY DATE     THE STATED MATURITY      MATURITY DATE      OWNERSHIP OF INDEX
THE VALUATION DATE    THE VALUATION DATE        PER YEELDS            DATE (1)           PER YEELDS (2)            STOCK
-------------------  -------------------    -----------------   -------------------   ------------------    ------------------

     $17.6400               -40%                  $1.4700           $17.64000               -58.39%               -62.68%
     $23.5200               -20%                  $1.4700           $23.52000               -28.09%               -34.25%
     $26.4600               -10%                  $1.4700           $26.46000                -9.87%               -17.03%
     $29.4000                 0%                  $1.4700           $29.40000                10.38%                 2.19%
     $32.3400                10%                  $1.4700           $32.34000                32.67%                23.41%
     $35.2800                20%                  $1.4700           $32.54286                34.28%                46.62%
     $36.7500                25%                  $1.4700           $32.54286                34.28%                58.98%
     $41.1600                40%                  $1.4700           $32.54286                34.28%                99.06%
     $47.0400                60%                  $1.4700           $32.54286                34.28%               159.49%
     $52.9200                80%                  $1.4700           $32.54286                34.28%               227.93%
     $58.8000               100%                  $1.4700           $32.54286                34.28%               304.37%

-----------------------

(1)  Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)  The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
     maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-7

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of the pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up
to     additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to
Lehman Brothers Holdings would be approximately $     , $      and $     ,
respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about September 5, 2006, which is the fifth business day following the date of the pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of the pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of the pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate will enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

                                      PS-8

                                    YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I

      10.00% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE MARCH 5, 2007
      PERFORMANCE LINKED TO THE COMMON STOCK OF ANALOG DEVICES, INC. (ADI)

                             ----------------------

                         PRELIMINARY PRICING SUPPLEMENT
                                 AUGUST 28, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 30, 2006

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 30, 2006 AND

                                   PROSPECTUS
                               DATED MAY 30, 2006)

                             ----------------------

                                 LEHMAN BROTHERS